SEC File Number:
001-38417

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BurgerFi International, Inc.

Full Name of Registrant

Opes Acquisition Corp.

Former Name if Applicable

105 US Highway 1

Address of Principal Executive Office (Street and Number)

North Palm Beach, FL 33408

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Annual Report on Form 10-K for the year ended December 31, 2021 could not be completed and filed by March 31, 2022, without undue hardship and expense to BurgerFi International, Inc.’s (the “Company”) as a result of additional time required for the Company and its advisors to (i) complete the review of the Company’s evaluation of its ability to use certain general business tax credits and net operating loss carryforwards to offset future taxable income as a result of the Company’s acquisition of Hot Air, Inc. on November 3, 2021 (the “Acquisition”), and the issuance of common stock of the Company in connection therewith, and (ii) evaluate and complete the procedures relating to the Company’s year-end reporting processes related to the outcome thereof. The Company is working diligently to complete the necessary year-end processes, and it anticipates that it will file its Annual Report on Form 10-K for the year ended December 31, 2021 within the applicable “grace” period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stefan K. Schnopp	954	618-2040
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Acquisition, the Company’s consolidated financial statements for the fiscal year ended December 31, 2021, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, will include the results of operations of Hot Air, Inc. from the Acquisition date of November 3, 2021, which are expected to result in a significant change in the results of operations of the Company from the last fiscal year. Also, as part of its annual evaluation of the carrying value of goodwill and other assets, the Company recorded an impairment to goodwill and intangible assets of $114.8 million. While additional time is needed to complete the review and assessment of utilization of tax assets as described in Part III above, it is not expected to have a material impact on the Company’s results of operations.

BurgerFi International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2022	By:	/s/ Stefan K. Schnopp
Stefan K. Schnopp
Chief Legal Officer and Corporate Secretary